Teva Pharmaceutical Industries Limited
5 Basel Street
P.O. Box 3190
Petach Tikva 49131
Israel
VIA EDGAR AND FACSIMILE
October 14, 2008
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention: Mr. Jeffrey Riedler, Assistant Director

Re:	Registration Statement on Form F-4 (File No. 333-153497)
Ladies and Gentlemen:
     Pursuant to Rule 461 of the Securities Act of 1933, as amended, Teva Pharmaceutical Industries Limited (the “Registrant”) hereby requests that the effective date of its above-referenced Registration Statement on Form F-4 initially filed with the Securities and Exchange Commission (the “Commission”) on September 16, 2008, as amended (the “Registration Statement”), be accelerated so that the Registration Statement will become effective at 9:00 a.m., New York City time, on October 15, 2008, or as soon thereafter as may be practicable.
     The Registrant hereby acknowledges that:
•	should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
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Securities and Exchange Commission
October 14, 2008
Page Two
Very truly yours,
Teva Pharmaceutical Industries Limited

By:	/s/ Eyal Desheh

Name:	Eyal Desheh
Title:	C.F.O.